EURASIAN MINERALS INC.

MANAGEMENT’S DISCUSSION & ANALYSIS
YEAR ENDED MARCH 31, 2011

GENERAL

This discussion and analysis of financial position and results of operations is prepared as at July 19, 2011, and should be read in conjunction with the audited consolidated financial statements for the year ended March 31, 2011 and 2010 and the related notes thereto. Those audited financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles. All dollar amounts included therein and in the following management’s discussion and analysis (“MD&A”) are expressed in Canadian dollars except where noted. Financial statements and additional information relevant to the Company’s activities can be found on SEDAR at www.sedar.com or on the Company’s website www.eurasianminerals.com.

FORWARD LOOKING INFORMATION

This MD&A may contain “forward looking statements” that reflect the Company’s current expectations and projections about its future results. When used in this MD&A, words such as “estimate”, “intend”, “expect”, “anticipate” and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company’s future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause Eurasian’s actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this MD&A or as of the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified above and elsewhere in this MD&A, actual events may differ materially from current expectations. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

COMPANY OVERVIEW

Eurasian Minerals Inc. (the “Company” or “Eurasian” or “EMX”) is a Vancouver-based mineral exploration company engaged in the acquisition and exploration of precious and base metals properties. The Company conducts exploration on properties located primarily in Turkey, Haiti, the Kyrgyz Republic, Europe, Southwest United States, and the Asia Pacific region. Eurasian Capital, the Company’s royalty and merchant banking division of EMX focuses on building a portfolio of revenue-generating royalties to complement EMX's prospect generation business model. Eurasian is a reporting issuer in British Columbia and Alberta, and trades on the TSX Venture Exchange as a Tier 1 issuer under the symbol EMX.

COMPANY HIGHLIGHTS

Current year highlights (including subsequent events up to July 19, 2011) included:

  The raising of $40.6 million from private placement financings during the year

  The Company incurred $10,941,182 in expenditures on its exploration portfolio, and recovered $6,185,414 pursuant to its joint venture agreements.

  The appointment of Dr. M. Stephen Enders as Executive Chairman of the Company’s Board of
  Directors. Dr. Enders brings 35 years of diversified executive and leadership experience in mineral exploration, project development, and mine management, particularly in the gold and copper businesses.

  The appointment of Mr. Brian K. Levet to the Company's Board of Directors. The majority of Brian's career was with Newmont Mining Corporation, most recently as the Group Executive for Worldwide Exploration, and after 27 years of service he announced his retirement earlier this year.

  Announcement of the final 2010 drill results from the Akarca gold-silver project in northwestern Turkey. The 2010 program established the property's district scale gold-silver exploration potential, with multiple prospects and new discoveries occurring over a combined area of more than seven square kilometers

  Consolidation of over 2,200 square kilometers of mineral rights in the highly prospective and under-explored Koonenberry gold belt of New South Wales, Australia.

  Successful negotiation of an agreement with Newmont Ventures Limited, a wholly-owned subsidiary of Newmont Mining Corporation (NYSE:NEM), with Newmont selecting the remaining lands in Haiti subject to the EMX-NEM Strategic Venture Agreement as Designated Projects. All of EMX's properties are now advanced to Designated Project status, with exploration solely funded and managed by Newmont.

  Announcement of the drill results from the Grand Bois project in Haiti that include multiple, near-surface gold intercepts and confirmation of historic drill results from the United Nations and other previous operators.

  Announcement of exploration results for the Vert de Gris porphyry copper-gold prospect located in northwestern Haiti that show clear evidence of a porphyry copper type system.

  Signing of a Strategic Alliance and Earn-In Agreement with Antofagasta Minerals S.A. focused primarily on copper exploration in the country of Sweden.

  Discovery of a new zone of porphyry-copper style alteration and mineralization at Yerington, Nevada during an initial drill program by partner Entrée Gold Inc.

  The completion of the purchase of a Swedish subsidiary from Freeport-McMoRan Copper & Gold Inc. (NYSE: FCX). The Swedish subsidiary holds 1.0% net smelter return royalties over two advanced copper projects in Northern Sweden.

  The signing of a Regional Acquisition Agreement with Vale Exploration Canada Inc., a subsidiary of Brazilian-based Vale S.A. that is focused on identifying and developing copper projects in the western United States.

  The Company incurred a net loss for the year of $9,541,528 compared to a net loss of $4,710,114 in the previous year.

CORPORATE DEVELOPMENTS

Changes to Management and the Board

In May 11, 2010 the Company appointed Dr. M. Stephen Enders to the position of Executive Chairman of the Company's Board of Directors. Dr. Enders joined the Board in May 2009, making significant contributions to the strategic direction of the Company. Dr. Enders has over thirty-five years of diversified executive and leadership experience in mineral exploration, project startup and management in mine development and operations. He has previously held the positions of Senior Vice President of Worldwide Exploration for Newmont Mining Corporation and the President of Phelps Dodge Exploration Corporation. He is a graduate in geological engineering from the Colorado School of Mines (B.Sc.) and the University of Arizona (M.Sc.), where he has also earned a Ph.D. in geosciences. Dr. Enders has led teams in a number of new discoveries, as well as in the expansion of mineral resources and reserves for many properties and mines around the world. He is well published, a frequent speaker on industry topics, and a leader in several professional organizations, including the Society of Economic Geologists and the Society for Mining, Metallurgy & Exploration. He is also the recipient of several academic and industry awards, including the 2009 Distinguished Achievement Medal from the Colorado School of Mines.

In August, 2010 the Company announced the promotion of Dr. Eric Jensen from Chief Geologist to Global Generative Exploration Team Leader. In this position, Dr. Jensen is responsible for managing EMX's current business unit programs in Haiti, Turkey, Kyrgyzstan, Australia-Pacific, and North America. He is also be responsible for overseeing the world-wide assessment of new prospect generation business opportunities for the Company. Dr. Jensen was a co-founder of Bronco Creek Exploration, which was acquired by EMX in January 2010, and is best known for his work on alkaline gold systems. He has been an invited speaker at many conferences and symposiums, and continues to teach short courses on mineral exploration. He has extensive experience in the planning and implementation of regional-scale sampling programs and geologic evaluations of properties and prospective terrains. Dr. Jensen graduated from Carleton College in Northfield, Minnesota in 1993 with a B.A. in Geology, and received his PhD in Economic Geology from the Center for Mineral Resources at the University of Arizona in 2003.

In September 2010 the Company announced the appointment of Mr. Paul H. Zink as President of Eurasian Capital, the recently formed royalty and merchant banking division of EMX. Mr. Zink’s focus is on building a portfolio of revenue-generating royalties to complement EMX's prospect generation business model. Mr. Zink most recently served as President of International Royalty Corporation ("IRC"), and comes to EMX after the successful sale of IRC to Royal Gold, Inc. in February 2010. Mr. Zink graduated Phi Beta Kappa from Lehigh University with a bachelor's degree in Economics and International Relations. He has more than 30 years of experience in the financial and extractive industries. Mr. Zink began his career with a 17-year tenure on Wall Street with J.P. Morgan & Co., where he performed industry research and merger and acquisition analysis on mineral companies, banking and project finance advisory work for European mining companies, and sell-side equity research on U.S. mining stocks. His extractive industry experience includes managing Pegasus Gold, Inc.'s acquisition efforts and serving as Chief Financial Officer for Koch Mineral Services, a unit of Koch Industries Inc.

In March 2011 the Company appointed Mr. Brian K. Levet to the Company's Board of Directors. Mr. Levet comes to EMX with thirty-five years of diversified executive and management experience in mineral exploration and operations. His distinguished career has been built upon a track record of team-oriented discovery success, with a number of these discoveries currently in production. The majority of Brian's career was with Newmont Mining Corporation, most recently as the Group Executive for Worldwide Exploration, and after 27 years of service he announced his retirement earlier this year. Before Newmont, Mr. Levet started out with Rio Tinto Rhodesia and Zimbabwe Iron and Steel Corporation after earning a B.Sc. in Geology from the University of London (Derby College of Technology). Brian is recognized within the mining industry for exploration expertise and team leadership that resulted in a number of major discoveries, including the Batu Hijau and Elang copper-gold deposits in Indonesia, the North Lanut gold deposit in North Sualwesi, Indonesia, and the McPhillamys gold deposit in New South Wales, Australia. He also led the team that re-interpreted and defined the Martabe gold deposit in Sumatra, was part of the team that recognized the epigenetic origins of the Telfer gold deposit in Australia, and played a significant role in the identification of Yanacocha as a world-class gold mining camp. These successes in generative exploration highlight a key talent that is being added to EMX's Board with Mr. Levet's appointment.

EXPLORATION REVIEW

EMX continued its aggressive pursuit of the prospect generation business model during the last year, which marked a period of rapid growth and advancement for the Company. Two major breakthroughs for our programs in Haiti include Newmont’s election of all remaining EMX exploration permits to Designated Project status and the discovery of a 1 by 1.5 kilometer zone of porphyry-style mineralization at the Vert de Gris copper prospect. In Turkey, drilling at the Akarca project continued to expand known zones of oxide gold-silver mineralization, in addition to successfully testing high-grade zones recently discovered from geological mapping, geochemical sampling, and geophysical surveys.

The remarkable acquisition of the Koonenberry property in Australia was announced earlier this year, where EMX consolidated over 2,200 square kilometers of mineral rights across an area in which prospectors have recovered thousands of ounces of alluvial gold in the past few years. The area lies 250 kilometers from the nearest known gold prospect, and represents the identification of a district-scale gold exploration play. Subsequent work by EMX has revealed bedrock sources of gold mineralization, along with multiple strong stream sediment and gold-in-soil geochemical anomalies. A property-wide exploration program is underway, and several partnership opportunities are being considered.

Additional highlights from this past year include the establishment of a strategic exploration alliance with Antofagasta SA in Sweden, and a portfolio generation partnership with Vale SA in North America. In both cases, the partner companies will provide funds for regional exploration programs, and properties elected as “Designated Projects” will be subject to earn-in agreements whereby Antofagasta and Vale can earn a 70 and 75% interest, respectively, in projects by sole-funding work through the delivery of a feasibility study. These agreements will give EMX a great deal of support to execute exploration programs in two highly prospective exploration environments, as well as providing a favorable commercial arrangement for advancement of select projects.

EMX’s current projects span four continents and ten countries, and with continued acquisitions EMX now has outright control or shared interests in well over 100 properties globally, including 10 royalty properties, and 73 others in various partnership arrangements. Thus, as a demonstration of EMX’s commitment to the prospect generation business model, a total of 83 properties are currently being advanced wholly or with substantial contributions from partner companies. As properties in the current portfolio are advanced, EMX continues to evaluate new early stage opportunities worldwide to fill the exploration pipeline and set the stage to further enhance shareholder value.

HAITI

The programs in Haiti continued to mark significant Company milestones. EMX and joint venture partner Newmont Ventures Limited (“NEM” or “Newmont”) continued to explore a commanding land position along 130 kilometers of strike length covering most of Haiti's Massif du Nord mineral belt. This emerging new belt of gold and copper mineralization includes properties with historic resources as well as multiple early-stage gold and copper discoveries. Perhaps most noteworthy from the past year was the re-initiation of the JVs exploration programs after the devastating earthquake that struck Haiti in January, 2010. EMX and Newmont initially dedicated all in-country resources and staff to assisting the post-earthquake relief efforts. Following the recovery, the JV directed its energies to resuming exploration operations and thereby contributing to Haiti’s economic advancement and development.

A major Company goal was achieved when Joint Venture partner Newmont elected all of the remaining exploration properties governed by the Strategic Regional Alliance as Designated Projects in January, 2011. All of EMX's exploration properties are now covered as seven Designated Projects (“DP”) that include La Miel, La Mine, Grand Bois, Grand Bois Surrounding Properties JV, Northwest Haiti, Northeast Haiti and North Central Haiti. These Designated Projects contain multiple gold, copper, copper-gold and gold-silver occurrences, prospects, and deposits. Exploration of this portfolio is now solely funded and managed by Newmont as a condition of their Designated Project earn-in requirements. In the spirit of EMX’s partnership business model, this development provides EMX with continued upside exposure to discovery in Haiti, while requiring minimal inputs of capital.

An over-arching focus of 2011’s exploration program so far has been an intense and systematic evaluation of the JV’s extensive property portfolio across northern Haiti. Multiple field teams have been deployed since early this year to conduct reconnaissance geological mapping and geochemical sampling programs. This work has identified a number of new priority targets for follow-up. In addition, the JV has consolidated its land position in Haiti through the acquisition of new permits in prospective areas, as well as by relinquishing ground with low exploration potential.

Advanced negotiations were well underway with the previous government of Haiti on the terms for a Mining Convention agreement prior to the Presidential election earlier this year. Newmont and EMX are looking forward to re-engaging with the new government to complete the approval process as soon as possible. When finalized, the Mining Convention will allow the JV to evaluate priority targets with drilling, and ultimately develop projects all the way through the mining exploitation and final closure stages. Drill-ready projects in the portfolio include the Vert de Gris porphyry copper prospect, multiple high-grade copper-silver-gold prospects at the La Mine Designated Project, and the Savanne La Place epithermal gold prospect at the La Miel Designated Project.

Northwest Haiti Designated Project (includes Vert de Gris prospect)
EMX announced a new discovery at the Vert de Gris prospect in northwestern Haiti during July of last year. Porphyry-style alteration and copper mineralization occurs in outcrops throughout the Vert de Gris area, and soil sampling delineated a 1.0 by 1.5 kilometer copper-in-soil anomaly of greater than 0.1% copper. The dimensions and tenor of the Vert de Gris anomaly compare favorably with copper-in-soil footprints of porphyry copper deposits from around the world, many of which have subsequently been put into production. Rock samples from the area returned up to 7.52% copper and 3.73 g/t gold, and mapped geology and alteration show clear evidence of a laterally extensive porphyry copper-type system. Of special note is a central zone of breccia, measuring approximately 200 by 300 meters, that hosts abundant evidence of copper oxide mineralization as green, copper-stained outcroppings in streambed and hill slope exposures. Moreover, both chalcopyrite and bornite-rich copper sulfide mineralization has been observed in addition to the oxide mineralization. The JV has put substantial effort into building a field camp to support systematic evaluation of the project, which so far includes detailed 1:5000 scale geologic and alteration mapping, airborne and ground geophysical surveys, and detailed geochemical sampling programs.

Regional BLEG stream sediment sampling elsewhere within the Northwest Designated Project area has yielded multiple gold, copper and molybdenum anomalies that are undergoing field follow-up and evaluation by the JV.

Grand Bois Designated Project
The Newmont-EMX JV resumed drilling at the Grand Bois project during the last year with results from an additional thirteen core holes reported in September, 2010. The program was designed to further test the near surface gold zone, as well as the copper exploration potential at lower elevations beneath the gold mineralization. Eleven holes in the historic resource area returned oxide gold intercepts that averaged 2.52 g/t gold over 32.7 meters, and further confirmed the historic drill results from the United Nations and other previous operators. Three holes drilled outside of the historic resource area to the north and southwest returned grades and thicknesses averaging 1.05 g/t gold and 32.3 meters, respectively.

Further, last year’s drilling in and around the historic resource area consistently identified copper mineralization beneath the gold zone, as did two reconnaissance holes drilled 800 meters to the northwest in the area of the Riviere Brunette copper prospect. A northwest trending, 650 by 250 meter geophysical anomaly (IP-chargeability) is coincident with the historic resource area, and remains open laterally and at depth. Similar, untested IP anomalies also occur in the Riviere Brunette area.

The JV’s results at Grand Bois and surrounding target areas clearly established the project’s potential to develop a bulk mineable gold resource, as well as upside copper exploration potential

La Mine Designated Project
Earlier work by EMX resulted in the discovery of three high-grade copper-silver-gold prospects within the La Mine DP’s Treuil license area in western Haiti, named Champagne, Chardonnay, and Bordeaux. These three prospects outline an 18 square kilometer district scale exploration target with consistent rock sample copper grades of over 1%, and associated gold grades increasing towards the south and east. A number of drill-ready targets have been identified.

The Savanne Longue and Terre Neuve licenses are located southwest of the Treuil license. The region hosts multiple copper-gold prospects within a 14 kilometer, northwest trending corridor of skarn-related alteration and mineralization. Early stage geological mapping and geochemical sampling programs are presently underway.

La Miel Designated Project
EMX previously outlined strong epithermal alteration and anomalous gold-silver-copper mineralization at the La Miel Designated Project’s Savane La Place prospect, including trench results of 243 meters averaging 1.71 g/t gold. Over 950 meters of trenching and mapping at the La Croix area (Grande Savanne) defined an alteration zone of 2000 x 700 meters, including a smaller 400 x 500 meter area of silica-clay alteration with barite and iron oxides that correlates with gold mineralization.

Northeast and North Central Haiti Designated Projects

The North Central and Northeast Designated Project’s were initially assessed though reconnaissance BLEG stream sediment sampling programs this last spring. This work resulted in the delineation of one of the largest gold BLEG anomalies found to date in Haiti, and outlines an area of 27 square kilometers. Field follow-up consisting of ridge and spur soil and reconnaissance rock sampling is underway to identify specific targets within the region.

Mr. Dean D. Turner, P.Geo., a Qualified Person as defined by National Instrument 43-101 and consultant to the Company, has reviewed and verified the above technical disclosure on Haiti.

TURKEY

EMX continued to advance the property and royalty portfolio in Turkey, with the Akarca drill program providing one of the exploration highlights this past year. EMX has thirteen exploration and four exploitation licenses covering 34,112 hectares principally located in the Western Anatolia and the Eastern Pontides mineral belts. The properties include bulk tonnage gold, high-grade gold-silver vein, bedded copper-silver, and porphyry copper targets. EMX has two joint ventures in Turkey, including the Akarca and Elmali JV with Centerra Gold Inc. (“Centerra”), and the Sisorta JV with Chesser Resources Limited (“Chesser”). EMX also maintains royalty interests from the Balya and Aktutan properties. Significant drill programs were conducted during the past year at the Akarca JV project and the Balya royalty property, both of which were funded by partner companies. Meanwhile, EMX continued evaluating other projects in the property portfolio, while assessing new exploration opportunities.

Akarca
The Akarca gold-silver JV project, located in Turkey’s western Anatolia region, is an EMX 2006 grassroots exploration discovery. Akarca’s district-scale exploration potential is characterized by multiple prospects and ongoing discoveries of gold-silver mineralization over a combined area of more than twelve square kilometers. Near-surface, oxide gold-silver mineralization is hosted within broad structural zones, and occurs as high-grade veins within lower grade, bulk tonnage targets. The JV’s exploration programs continued to return oxide gold-silver drill intercepts from several mineralized zones, as well as high-grade gold-silver rock channel sample results. The current 2011 program is focused on drill testing several priority targets, as well as discovering additional mineralized zones with mapping, sampling, and geophysical surveys.

The JV’s drill results in the “Central Target” area, comprised of the Kucukhugla, Hugla, and Fula Tepe gold-silver zones, further underscore the bulk minable precious metals exploration potential of a 2.1 by 2.2 kilometer area. This area is also characterized by strongly anomalous surface geochemistry and concealed IP-resistivity targets. Twelve of thirteen core holes drilled in 2010 returned intercepts of near-surface, oxide mineralization in the Kucukhugla and Hugla Tepe zones. This year’s drilling has been concentrated on Fula Tepe and Kucukhugla Tepe, with gold-silver intercepts that have extended and broadened these two zones. Reconnaissance rock samples north of Fula Tepe, and away from the focus of previous work, have returned high-grade assays including 73.8 g/t and 53.1 g/t gold.

The Arap Tepe prospect is located approximately three kilometers east of the “Central Target” area, and occurs in a 3 by 2 kilometer, northwest trending corridor of multiple, sub-parallel zones of gold-silver mineralization, quartz veining and silicification, and IP-resistivity anomalies. The 2010-2011 drilling focused on “Zone A”, and all nine holes returned broad (i.e., 30-50m) intercepts of gold-silver mineralization with higher grade vein-hosted subintervals. Zone A has a drill defined strike length of over 250 meters, with near-surface, oxide drill intercepts that include 50.4 meters averaging 3.39 g/t gold. The majority of Zone A has yet to be drill tested, with further potential along a total strike length of 500 meters. Scout drilling was also conducted in the areas of high-grade surface sampling results from Zone B (surface samples including 54.8 g/t gold and 24.7 g/t silver over 0.7 meters) and Zone C (surface samples including 3.87 g/t gold over 1.0 meter and 17.4 g/t silver over 0.4 meters), with gold-silver intercepts from limited, essentially single-hole drill testing.

Recent discoveries of surface mineralization at Akarca provide further upside exploration potential. The Sarikaya Tepe prospect, located 900 meters west of the Central Target area, hosts a silica replacement and quartz vein zone mapped along strike for approximately 500 meters, with channel samples assaying up to 54.7 g/t gold over 1.8 meters and 182 g/t silver over 3.0 meters. A second new prospect, Percem Tepe, is located approximately 1.2 kilometers north of Arap Tepe, and has three mineralized quartz vein zones with channel sample assays that include 66.0 g/t gold over 1.0 meter and 100 g/t silver over 1.2 meters. This year’s IP-resistivity surveys extended the subsurface projections of the Sarikaya and Percem Tepe gold-silver zones. Follow-up drilling at both prospects is currently underway.

Golcuk
The Golcuk copper-silver property is located in the Eastern Pontides metallogenic belt of northeastern Turkey. The mineralization at Golcuk primarily occurs as stacked, stratabound horizons with disseminated copper and silver hosted in Eocene volcanic units, as well as in localized cross-cutting fault-controlled veins and stockworks of bornite, chalcopyrite and chalcocite.

Previous exploration and drilling conducted in the 1970s by Etibank (Turkish State mining company), and subsequently by RTZ Corporation, focused on a 250 by 200 meter central mineralized zone characterized by historic Roman-era pits and slag piles, and copper oxide stained outcrops. EMX leased the Golcuk property to Turmenka Madencilik Sanayi ve Ticaret A.S. (Turmenka”) in 2007, and they conducted a thirteen hole, 1,863 meter core program to follow-up on the Etibank results. Eight Turmenka holes intersected mineralization greater than 1% copper and 11 g/t silver, including an intercept in hole TGSJ-18 of 13.5 meters averaging 2.57% copper and 41.9 g/t silver.

The property reverted back to 100% EMX control in 2008. EMX’s review of the Turmenka core in 2010 identified previously unrecognized and un-assayed mineralized intervals that either delineated new copper-silver horizons, or expanded zones already known. EMX submitted these new intervals for assay analysis, with updated results that include 31.5 meters of 1.22% copper and 15.1 g/t silver in hole TGSJ-8.

As a broader component of the re-assessment of Golcuk’s exploration potential, EMX completed a soil sampling survey covering an area of approximately 4.5 by 2.0 kilometers. A total of 2,856 samples were analyzed for copper with a handheld XRF device. This rapid field-based assessment extended the size of the central target area a further 300 meters up-slope, and also identified three additional target areas of anomalous copper geochemistry (i.e., greater than 100 ppm Cu) for follow-up. In addition to the basalt-andesite hosted targets outlined above, there is a 1,900 by 650 meter open-ended copper anomaly to the southeast hosted by agglomerates and sedimentary units. EMX is in discussions with multiple parties interested in Golcuk as a JV or acquisition opportunity.

Balya
The Balya royalty property is located in the historic Balya lead-zinc-silver mining district in northwestern Turkey. EMX retains a 4% net smelter royalty at Balya, which was sold to property owner and operator, Dedeman Madencilik San ve Tic. A.S. ("Dedeman") in 2006. Since acquiring the property, Dedeman has drilled over 100 core holes totaling more than 22,000 meters. The ongoing 2011 drill program is focused on further extending and in-filling the Hastanetepe zone, which is a shallowly dipping, 300 by 300 meter zone that occurs from depths of 10-20 meters to 200-300 meters as multiple stacked horizons of lead-zinc-silver mineralization hosted in limestones and dacites. Recent results include an intercept of 4.2 meters averaging 10.74% lead, 12.06% zinc, and 204.52 g/t silver from hole DB-48C. The Hastanetepe zone remains open for extension along strike, down dip and to depth. Dedeman also plans to drill test a second zone 650 meters south of Hastanetepe later in 2011. This southern zone was first indentified in 2008 with a fan of five reconnaissance holes (DB-29, DB-29A-D). Results included an intercept of 8 meters averaging 7.77% lead, 3.47% zinc, and 43.39 g/t silver.

Dedeman is internally reviewing the Balya property’s potential as a small scale (i.e., on the order of 500 tonnes per day) underground mining operation. As a key step in advancing the project from exploration to production, Dedeman has submitted an application to convert the Balya exploration license (AR20056770) to an exploitation license.

Sisorta
The Sisorta JV project, located in the Eastern Pontides mineral belt, is a bulk tonnage, high sulfidation gold deposit with porphyry copper exploration potential at depth. The property’s NI 43-101 mineral resource estimate reported in June 2009 includes 3.170 million indicated tonnes averaging 0.89 g/t gold, and 11.380 million inferred tonnes averaging 0.58 g/t gold, yielding 91,000 indicated and 212,000 inferred contained gold ounces. Near-surface, oxide mineralization represents 76% of the indicated gold ounces, and 73% of the inferred gold ounces. EMX and JV partner Chesser are in discussions with a number of groups interested in the property’s near-term gold production potential, as well as the system’s underlying porphyry exploration potential.

Other 2010-2011 Work Conducted by EMX in Turkey

Further evaluation and drill testing of the Elmali low-sulfidation vein prospect is planned for the summer of 2011. Elmali, along with Akarca, is in a JV with Centerra. Centerra will fund 100% of the upcoming Elmali drill program as part of its earn-in requirements. Elsewhere in the portfolio, properties such as the Trab-23 copper porphyry and Alankoy low sulfidation gold projects have received interest from potential JV partners.

Dr. Mesut Soylu, P.Geo., a Qualified Person as defined by National Instrument 43-101 and consultant to the Company, has reviewed and verified the above technical disclosure on Turkey.

AUSTRALIA-ASIA-PACIFIC

The Australia-Asia-Pacific business unit’s first acquisition is the 2,200 square kilometer Koonenberry gold project, a new district-scale exploration opportunity located in New South Wales, Australia. Koonenberry is an important addition to the EMX portfolio given its size and excellent exploration potential in a highly prospective, and also highly competitive, region of the world. A number of additional exploration opportunities have been identified throughout the Australia-Asia-Pacific arena, and evaluations, license applications, and negotiations are currently underway for several properties.

Koonenberry
The Koonenberry property was consolidated as thirteen contiguous exploration licenses acquired either directly by EMX staking, or through agreements with other parties. Koonenberry's potential to host a district-scale discovery is underscored by a substantial quantity of gold nuggets recovered across the area by local prospectors using metal detectors. Much of the recovered gold on the property occurs as multi-gram to multi-ounce nugget specimens, some with attached angular "reef" quartz, suggesting a nearby primary source. These gold occurrences, and other prospective geochemical and structural targets, are covered by EMX's extensive land position along 100 kilometers of the Koonenberry belt's strike length.

There are no records of previous hard rock gold mining in the area, and EMX's exploration objective at Koonenberry is to identify the bedrock source(s) of gold nuggets found on the property. EMX’s first rockchip samples from mineralized bedrock returned 8.71 g/t gold from a metasedimentary unit with visible native gold, 4.07 g/t gold from quartz-sulfide veining associated with a mafic intrusive, and 1.13 g/t gold from a stockwork zone of quartz-sulfide veining exposed within an arroyo. However, the vast majority of the prospective terrain at Koonenberry remains unexplored.

As a result, EMX commenced a systematic property-wide evaluation earlier this year comprised of a high-resolution airborne magnetic and radiometric survey, and stream, soil, and rockchip geochemical sampling. Initial interpretation of the magnetic and radiometric data has provided enhanced definition of potential exploration targets, and most importantly outlined a regional scale antiformal structure coinciding with the principle occurrences of gold nuggets. Assays from the geochemical sampling programs are pending. The results from the project-wide exploration assessment will be used to select priority follow-up targets for trenching and scout drill testing, while ongoing discussions continue with a number of potential JV partners.

Mr. David Z. Royle, P.Geo., a Qualified Person as defined by National Instrument 43-101 and consultant to the Company, has reviewed and verified the above technical disclosure on Australia-Asia-Pacific.

EUROPE

EMX’s initiatives during the last year were principally directed to advancing the exploration programs in Sweden. Elsewhere in Europe, ongoing evaluations identified additional early-stage business opportunities that are currently being pursued.

Sweden
Over the past year EMX’s Swedish subsidiary has consolidated a property portfolio totaling 600 square kilometers of exploration permits, acquired royalties on two advanced copper projects (the Viscaria and Adak properties), and signed a Strategic Alliance and Earn-In Agreement with Antofagasta Minerals S.A. (“Antofagasta” or “AMSA”). AMSA is the mining division of Antofagasta Plc, a Chilean-based mining company listed on the London Stock Exchange. EMX’s portfolio includes a variety of porphyry copper and Iron-Oxide-Copper-Gold (IOCG) exploration targets, in addition to known areas of copper, gold, and platinum group element (PGE)-enriched styles of mineralization.

EMX and Antofagasta Agreement. EMX entered into a Strategic Alliance and Earn-In Agreement with Antofagasta earlier this year that is primarily focused on copper exploration in Sweden. The Agreement includes a regional strategic exploration alliance that covers all of Sweden (subject to certain exclusions), and assigns EMX’s Kiruna South copper properties as a Designated Project.

Strategic Alliance. EMX and Antofagasta will work together on generative programs for the next two years to identify prospective copper exploration targets throughout Sweden. Properties with high exploration potential will be nominated by EMX for Antofagasta’s consideration as “Designated Projects”. Antofagasta can choose to accept the “Designated Project” status for a property, thereby entering into a Joint Venture Earn-in Agreement with rights to earn up to 70% of the project. If a property is declined as a Designated Project, EMX is free to advance that property on its own terms with no further obligation to Antofagasta.

In support of the alliance activities, Antofagasta is funding at least $250,000 USD annually toward generative efforts for a two year period, which may be extended by mutual agreement. After initial review, three permits have been retained under the Strategic Alliance (Ussavaara and Norrmyan 1 & 2), and three permits have reverted back to 100% EMX control (Rumma 1 and Storasen 1 & 2).

Kiruna South Designated Project. Antofagasta selected seven properties, known collectively as the "Kiruna South Properties", as the initial Designated Project under the alliance. These properties are located in the world-class Kiruna iron-copper-gold metallogenic province of northern Sweden, and include EMX's Pikkujärvi 1, 2, 3 and 4, Puoltsa 10, Kalixfors 1, and Saivo 1 permits. The Pikkujärvi and Puoltsa properties host several IOCG targets, including a zone of historic drill-defined copper and gold mineralization on the Pikkujärvi 1 permit. Coincident geophysical and geochemical anomalies persist for approximately four kilometers along strike; these areas have not yet been drill tested. In addition, a number of untested copper and molybdenum geochemical anomalies, as well as porphyry copper-gold-molybdenum occurrences are located elsewhere in the "Kiruna South Properties".

The initial focus for the Kiruna South Designated Project has been on intense alteration and copper-gold mineralization that was intersected in a shallow 80 meter hole drilled by Swedish Geological AB (a state-owned exploration service company) in the mid 1980's at the Sakkek prospect. The hole was drilled along the margin of a prominent 1.5 by 1 kilometer geophysical anomaly that coincides with a stock of quartz-feldspar porphyry, and contains a one meter intercept averaging 2.07 % copper and 0.31 g/t gold. EMX has recently concluded a shallow, 1,727 meter geochemical sampling campaign through glacial till to the “top-of-bedrock” at 131 sites in the Sakkek area. Initial geochemical results extended the zone(s) of anomalous copper in the area (determined by semi-quantitative hand-held XRF analysis). Follow-up diamond drill tests are slated for the 2011-2012 winter drilling season.

EMX’s Acquisition of Royalty Properties and Other Assets. EMX acquired royalties on the Viscaria and Adak advanced copper projects in northern Sweden from Freeport-McMoRan Exploration Corporation ("FMEC"). These royalty properties were part of EMX’s acquisition of the assets of FMEC's wholly owned Swedish subsidiary, Phelps Dodge Exploration Sweden AB ("PDES"), which also included the Rumma 1 and Norrmyran 1 exploration permits and country-wide exploration databases.

The Viscaria and Adak projects, which are being developed by Avalon Minerals Ltd. (ASX: AVI), are the subject of 1.0% NSR royalties in favor of EMX. Under a separate royalty agreement, EMX will be obligated to pay half of any production royalties (0.5% NSR) received from Avalon to Outokumpu Oyj, up to a maximum of US $12 million. This yields to EMX an effective 0.5% NSR royalty until the cap on its payments to Outokumpu is reached, at which point EMX will retain the full 1% NSR royalty payments. Avalon issued a positive pre-feasibility study for Viscaria in October 2010, based upon JORC compliant copper-zinc-iron resources and a mining operation of 1.5 to 3.0 million tonnes per year. Avalon has announced that a feasibility study is currently underway.

In addition to the alliance activities and royalty interests, EMX has continued to acquire and advance other exploration properties throughout Sweden. Compilation of historic data from the Storåsen copper-gold-PGE property in central Sweden had led to the identification of multiple exploration targets, and a follow-up sampling program is planned for the summer of 2011 in anticipation of drill testing later this year. The Storåsen property will be advanced outside of the EMX-AMSA alliance.

Serbian Royalty Properties
The company has a 1 – 2% NSR over certain properties that are currently held by Reservoir Capital Corp. These properties are part of a proposed spin-out into newly formed Reservoir Minerals Inc. EMX’s Serbian properties were sold to Reservoir Capital in 2006 for cash, a net smelter return, and other considerations.

Dr. Duncan Large, Eur. Geol., C. Eng, a Qualified Person as defined by National Instrument 43-101 and consultant to the Company, has reviewed and verified the above technical disclosure on Europe.

NORTH AMERICA

EMX continued to advance the property and royalty portfolio in North America during the last year through its wholly-owned subsidiary Bronco Creek Exploration (“BCE”). EMX has 19 exploration properties covering 31,539 hectares that are located in Arizona, Nevada, and Wyoming. The properties include porphyry copper-molybdenum, porphyry copper-gold, bulk tonnage gold, and high-grade gold-silver vein targets. Drill programs were conducted during the past year at the Yerington West, Mineral Hill, Middle Mountain, Red Hills, Cathedral Well, and Silver Bell West projects, all of which were funded by partner companies. EMX continued with on-going evaluation of other projects in the property portfolio in addition to acquiring five new properties available for joint venture.

In April of this year, the Company established a Regional Acquisition Agreement with Vale Exploration Canada Inc., a subsidiary of Brazilian-based Vale S.A. ("Vale") that is focused on identifying and developing copper projects in the western United States. The Agreement includes a regional exploration portfolio generation program managed by EMX and 100% funded by Vale, with a minimum first year expenditure of US$350,000. The regional program can be renewed on an annual basis by mutual agreement of both parties. Vale has the first right of offer on all of BCE’s new projects generated within the states of Arizona, Nevada, Utah, Idaho and Montana, and those properties already in the portfolio that are currently available for partnership. Vale can earn an initial 60% Designated Project interest by spending $4.5M in exploration over a four year period. Vale has elected the Mesa Well copper property as the first Designated Project.

EMX now has seven joint ventures through BCE, five of which are slated for drilling in 2011-2012 with partner funding:

  Yerington West JV with Entrée Gold Inc. (“Entrée”)
  Mesa Well JV with Vale
  Superior West JV with Freeport-McMoRan Mineral Properties (“Freeport”)
  Middle Mountain JV with GeoMinerals Ltd. and Inmet Mining Corp. (“Geo-Inmet”)
  Silver Bell JV with GeoMinerals (“Geo”)

The other two JV’s are with Golden Predator Corp. on the Mineral Hill property in Wyoming and GeoMinerals Ltd and Inmet Mining Corp (“Geo-Inmet”) on the Red Hills property in Arizona.

Yerington West
The Yerington West JV property (also known as the Roulette property) is located in the Yerington mining district of west-central Nevada. A new porphyry target concealed beneath younger cover rocks was discovered during a 2010 drill program, based upon BCE’s updated structural reconstructions and interpretations of Yerington’s alteration zoning patterns. During the 2010 drill program, one hole successfully reached target rocks below 350 to 500 meters of post-mineral cover (three others failed to reach the target rocks due to poor drilling conditions). The successful hole intersected 120 meters of porphyry-style mineralization with quartz-sulfide veining and visible chalcopyrite. A 20.7 meter intercept averaged 0.14% copper. A follow-up drill program is slated to begin in the third quarter of 2011.

Middle Mountain
The Middle Mountain project, located in central Arizona, is a porphyry copper-molybdenum target identified by BCE geologists in 2006. JV partner GeoMinerals, through funding from Inmet Mining Corp., completed a 1,600 meter drill test of the property. Hole MM-24 encountered 78 meters of quartz-sericite-pyrite alteration starting at a depth of 71 meters. The JV has permitted 14 additional sites for a follow-up drill program slated to commence later in 2011.

Silver Bell
The Silver Bell West JV property is located within the Silver Bell Mining District in south central Arizona, adjacent to Grupo Mexico’s producing Silver Bell open pit copper mine. GeoMinerals completed 281 meters of drilling in two short core holes in one of the target areas. The program was designed to test the igneous-sedimentary contact aureole adjacent to outcrops of weak copper mineralization. A follow-up drill program is scheduled to begin in the third quarter of 2011.

Mineral Hill
The Mineral Hill JV property, located in the Black Hills of northeastern Wyoming, was joint ventured with Golden Predator in 2010. The property covers gold epithermal targets in alkalic rocks and a newly discovered gold-copper zone associated with porphyry style mineralization. A 1,262 meter drill program was completed to test the porphyry gold-copper mineralization target, with intercepts that included 106 meters averaging 0.25 g/t gold and 0.14 % copper in hole GPM-4, and 76 meters averaging 0.32 g/t gold and 0.14 % copper in GPM-5. Other holes cut narrower, gold-rich zones, including an intercept of 4.5 meters averaging 2.9 g/t gold in hole GPM-1.

In October of 2010, a petition brought to the Wyoming Environmental Quality Counsel (“WYEQC”) by the Biodiversity Conservation Alliance to designate a large area, partially encompassing the Mineral Hill project, under “Very Rare and Uncommon” status was held in Sundance, Wyoming. The WYEQC denied the petition on a 5 to 1 vote, thereby eliminating this potential encumbrance on the property. The JV is preparing the necessary permits for a follow-up drill program.

Superior West
The Superior West JV property is located west of the historic mining town of Superior, Arizona, and adjacent to the Resolution Copper property and its inferred resource of 1.34 billion tonnes averaging 1.51% copper (Rio Tinto Plc news release dated May 29, 2008). The Superior West property covers several porphyry copper targets, as well as the western extension of the historic Magma Vein. In 2010, JV partner Freeport completed a magnetotelluric geophysical survey over the property to delineate drill targets, and is presently permitting three sites slated for drilling in the third quarter of 2011.

Cathedral Well
The Cathedral Well project occurs within the southeastern extension of Nevada’s Battle Mountain-Eureka gold belt, and hosts several sediment-hosted gold targets identified by EMX through geologic mapping and soil geochemistry. JV partner Eldorado Gold Corp. (“Eldorado”) completed a 1,426 meter, six hole drill program to test for the extension of known gold mineralization under younger gravels. Four of the six holes reached the targeted depths, and encountered weakly altered host rocks. As a result of completing the initial 2010 drill program, Eldorado fulfilled its commitments to earn a 0.5% NSR on the project by spending a total of $785,373 in exploration costs and a cash payment of $133,916 to EMX. Eldorado terminated its JV interest in the project, while retaining the NSR 0.5% royalty interest. The property has now reverted 100% back to EMX, and is currently available for partnership.

Other 2010-2011 Work Conducted by EMX
EMX expanded the land positions at the Bullion Creek and Red Picacho properties, located in central Arizona, by staking an additional 1,257 hectares. The target is an epithermal gold system hosted within intensely pyrite altered Tertiary volcanic and older basement rocks. Geologic mapping and stream sediment (BLEG) sampling programs led to the recognition of a highly altered zone in an area of roughly two by five kilometers containing anomalous gold mineralization. Rock chip sampling verified a local source of gold mineralization seen in stream sediments.

At the Copper Basin porphyry copper property, an additional 502 hectares were acquired through the staking of 60 unpatented federal lode claims. The new land acquisition lies east of a historic, non 43-101 compliant resource of one billion tons averaging 0.17% copper and 0.031% molybdenum (Graybeal, F.T., 1974: Copper Basin Prospect, Yavapai County, Arizona, Unpublished ASARCO memorandum).

EMX acquired two new Nevada gold projects, Cruiser Gold and Frasier Creek through claim staking. The Cruiser Gold project is a volcanic- and sediment-hosted gold target within a Tertiary caldera margin and consists of 1,763 hectares. The Frasier Creek property covers 1,641 hectares and contains sediment-hosted gold and porphyry copper targets. These two properties are currently undergoing early stage evaluation by EMX.

Eldorado funded a new geologic mapping and soil sampling program at the Richmond Mountain project located in Eureka, Nevada. This work defined a large area of alteration and evidence for near surface target rocks. Eldorado terminated its JV interest in the project while retaining the rights to a 0.5% NSR from completing $440,315 in exploration expenditures and making a cash payment to EMX of $137,989. The property has reverted back to 100% EMX control, and the Company is re-evaluating the project’s exploration targets.

Mr. Dean D. Turner, P.Geo., a Qualified Person as defined by National Instrument 43-101 and consultant to the Company, has reviewed and verified the above technical disclosure on North America.

KYRGYZ REPUBLIC

EMX has four exploration licenses in the Kyrgyz Republic, with the Gezart and Akart licenses located in the Southern Tien Shan mineral belt, and the Uchkol and Suchodol licenses occurring in the northern part of the country. EMX’s work in the last year was concentrated on the Gezart project.

Gezart License
The Gezart property hosts multiple styles of gold mineralization developed over an extensive area, and aligned along the regional scale, northeast-trending Abshir structural zone. EMX has focused on the granitoid-hosted gold mineralization at the Orgatash and Gezart prospects, but sediment-hosted and skarn styles of gold mineralization provide additional exploration potential.

EMX conducted a ten-hole, 2,375 meter diamond drilling campaign at Gezart from November 2010 to January 2011. This program met the drilling requirements to keep the property in good standing for both 2010 and 2011. As a result, the work requirements for 2011 are modest (geological mapping, trenching, and sampling), giving the Company an opportunity to fully assess the project’s exploration potential while carrying on discussions with parties interested in the property.

Gezart Prospect. The gold mineralization at the Gezart prospect occurs within a northeast trending, 1800 by 300 meter corridor of sheeted quartz vein swarms principally hosted in granodiorite. The quartz veins range in width from several millimeters up to one meter, and many of the veins strike north-south with steep dips, which is consistent with orientations of other mineralized veins in the area. The north-south vein sets often have visible gold in hand samples.

The Gezart prospect drilling consisted of eight holes totaling 1,935 meters (GDDH-01 to -08), and was designed to test the down-dip projections of gold zones mapped and sampled at the surface. The most promising target area was inaccessible for the core rig due to weather and access conditions, so the drilling was diverted to secondary targets. All eight holes intersected gold mineralization, but the vein intercepts were relatively thin and the grades typically lower than expected, with an average width of 1.65 meters and a weighted average grade of 1.05 g/t gold. Seven of the holes intersected multiple gold mineralized vein intercepts (i.e., from 3-6 in a given hole). Notwithstanding these results, the Gezart Prospect’s primary target area still remains undrilled.

Orgatash Prospect. The Orgatash prospect, located nine kilometers east of the Gezart prospect, had been the focus of EMX’s previous programs with over 5,600 meters of trench sampling and 1,511.9 meters of core drilling. This work defined an intrusion-related gold zone with surface dimensions of approximately 600 by 500 meters at a 0.3 g/t cutoff. The gold mineralization occurs from the surface to shallow depths (i.e., less than 100 meters), and has grade characteristics and size potential consistent with a bulk tonnage exploration target.

The two Orgatash holes (ODDH-12 and -13) drilled during the reporting period totaled 440 meters, and tested the northward continuity of mineralization into hornfels units adjacent to the granodiorite-hosted gold zone. The results from ODDH-12, drilled within 65 meters of the granodiorite contact, intersected anomalous gold mineralization in 11% of the drilled intervals. ODDH-13 stepped out 290 meters from the granodiorite contact, and intersected hornfels-hosted, anomalous gold mineralization (i.e., > 0.1 g/t Au) in over 30% of the intervals. Together, these two holes further established the drill defined continuity of gold anomalism into the hornfels units north of the main gold zone. The target remains open to the east and the south.

Dr. Pavel Reichl, P.Geo., a Qualified Person as defined by National Instrument 43-101 and consultant to the Company, has reviewed and verified the above technical disclosure on the Kyrgyz Republic.

RESULTS OF OPERATIONS

Year ended March 31, 2011 compared to the year ended March 31 , 2010

The net loss for the year increased by $4,831,414 to $9,541,528 (2010 - $4,710,114). This loss was made up of $4,755,768 in net exploration expenditures, $5,944,149 in general and administrative expenses, a credit of other items totaling $515,074, and $643,315 in income tax recovery. Some of the factors contributing to the increase in net loss are as follows:

  Net exploration expenditures increased by $2,160,728 mainly due to increased activities in
  Sweden, Asia Pacific, and a full year of expenditures from the Company’s North American wholly owned subsidiary, Bronco Creek Exploration which was acquired in January 2010.
  Consulting fees increased by $573,919 due to the additional consulting costs incurred on the
  Company’s strategic business development plans and the addition of senior management personnel during the year.
  Professional fees increased by $257,391 and can be attributed to an increase in audit, legal and tax costs due to the expanding business activity of the Company, and due diligence on proposed acquisitions and strategic partnerships.
  Stock based compensation expense increased from $479,437 to $2,819,284. There were a larger number of options being granted in the current year at higher prices which increased the fair value amount calculated for the options granted. Additionally, common shares were granted for discretionary bonuses to officers, directors, employees, and consultants as part of the Company’s compensation plan.
  The Company had a $1,074,394 gain during the year on the sale of some of its marketable securities, while a gain of $625,961 was incurred in the prior year. The marketable securities appreciated from the cost incurred at the time the Company acquired them as strategic investments or as option payments on properties held by the Company.
  The Company incurred a $278,380 write-off of mineral property costs associated with the Akoguz license in the Kyrgyz Republic in the previous year while no write-offs occurred in the current year.

  The Company recorded a loss on dilution of investment of $142,400 in the current year relating to the earn-in by the Company’s joint venture partner Chesser Resources of 51% of the Sisorta project in Turkey.
  An income tax recovery of $643,315 was generated by the loss in the US and Sweden this year as the Company recognized the future benefit of the losses generated from exploration in the US and Sweden. The Company incurred future income tax liabilities when in originally acquired the US and Swedish wholly owned subsidiaries.

Three month period ended March 31, 2011 compared to the three month period ended March 31, 2010

The net loss for the period increased by $2,608,016 to $3,068,751 (2010 - $460,735). This loss was made up of $1,719,973 in net exploration expenditures, $1,610,015 in general and administrative expenses, and a loss in other items totaling $362,835. Some of the factors contributing to the increase in net loss are as follows:

  Net exploration expenditures increased by $1,241,880 primarily due to new and increased activities in Sweden, Asia Pacific, and the US.
  Stock based compensation increased by $429,268 due to stock options being granted to a director and three consultants in the current quarter. Additionally, the expense associated with the accrual for future bonus share issuances was incurred this quarter.
  Professional fees increased by $116,875 to $145,004 due to increased legal costs associated with the Company’s strategic business development and due diligence.
  The Company had a small loss on the sale of some of its marketable securities of $15,050 during the quarter, compared to a $353,019 gain during the prior comparative quarter.
  The foreign exchange loss of $326,853 (2010 – loss of $124,812) results mainly from the conversion of US monetary item balances to CAD for reporting purposes. The Company held a larger amount of US monetary items compared to the prior year’s quarter.
  Interest income of $137,480 comprises interest on cash held with banking institutions, and is higher than $3,027 of interest for the comparative quarter due to a substantially increased treasury.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

The Company’s working capital position at March 31, 2011 was $47,948,143 compared with $13,592,694 at March 31, 2010. The increase in working capital of $34,355,449 from March 31, 2010 was due primarily to cash received from three private placements, a gain on disposition of investments and cash received on issuance of common shares on exercise of stock options offset by its loss from operations. In Management’s opinion, the Company currently has sufficient working capital to fund its proposed exploration programs and administrative expenditures through and beyond the next twelve months. Presently, the Company has no revenues and obtains its cash requirements through the issuance of shares, its joint venture partners, attracting additional joint venture partners and the sale of available investments and marketable securities in order to finance further property acquisitions and to explore and develop its mineral properties.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

ANNUAL FINANCIAL INFORMATION

The following should be read in conjunction with the Company’s audited financial statements.

Fiscal Years Ended	March 31	March 31	March 31
	2011	2010	2009
Financial Results
Exploration expenditures (net)	$4,755,768	$2,595,040	$2,162,336
Net loss	(9,541,528)	(4,710,114)	(2,996,202)
Net loss per share - basic and diluted	$(0.24)	$(0.16)	$(0.11)

Financial Position
Working Capital	$48,148,143	$13,592,694	$9,894,404
Mineral Properties (net)	9,693,830	10,109,487	936,300
Total Assets	60,638,171	25,688,242	14,194,290
Share Capital	75,058,770	31,984,129	20,673,712
Deficit	(24,442,976)	(14,901,448)	(10,191,334)

QUARTERLY INFORMATION

	March 31	Dec. 31	Sep. 30	June 30
Quarter Ended	2011	2010	2010	2010
Exploration expenditures	$3,189,698	$3,054,611	$2,544,253	$2,152,620
Exploration recoveries	(1,469,725)	(1,478,428)	(2,062,189)	(1,175,072)
Stock-based compensation	601,867	354,416	571,103	1,291,898
Net loss for the period	(3,049,507)	(2,310,223)	(1,706,861)	(2,474,937)
Basic net loss per share	(0.08)	(0.06)	(0.04)	(0.07)
Diluted net loss per share	(0.08)	(0.06)	(0.04)	(0.07)

	Mar. 31	Dec. 31	Sep. 30	June 30
Quarter Ended	2010	2009	2009	2009
Exploration expenditures	$1,430,990	$1,982,527	$2,250,188	$2,193,195
Exploration recoveries	(952,897)	(1,175,442)	(1,775,736)	(1,357,785)
Stock-based compensation	172,599	13,599	15,937	277,302
Net loss for the period	(460,735)	(1,728,520)	(846,318)	(1,674,541)
Basic net loss per share	(0.02)	(0.06)	(0.03)	(0.05)
Diluted net loss per share	(0.02)	(0.06)	(0.03)	(0.05)

RELATED PARTY TRANSACTIONS

During the year ended March 31, 2011, the Company paid or accrued $1,212,176 (2010 – $715,995) to directors and officers or companies controlled by directors and officers for services supplied by them for investigation and exploration activities and management and administration services. Of this amount, $769,308 (2010 - $375,685) is included in consulting costs, $72,000 (2010 - $24,000) is included in professional fees for director services, and $372,868 (2010 - $340,310) is included in administrative services and office costs which were paid to Seabord Services Corp., a management company controlled by a director, for administrative services which include: a chief financial officer, a corporate secretary, accounting staff and office space. These transactions were in the normal course of operations and are measured at the exchange amount which is the amount established and agreed to by the related parties.

As at March 31, 2011, a total of $24,158 (2010 - $193,126) was included in accounts payable and accrued liabilities which was due to related parties and a total of $10,000 (2010 - $10,000) due from related parties was included in accounts receivable. These balances are non-interest bearing and are due on demand. Due to related parties consists of amounts owed to directors and officers and owed to companies which have at least one director in common with Eurasian.

MANAGEMENT COMPENSATION

During the year ended March 31, 2011, Eurasian paid or accrued $481,607 (2010 - $305,514) to a Company controlled by David M. Cole, the President and CEO, for management services. The Company paid $101,701 (2010 - $75,650) to a Company controlled by M. Stephen Enders, the Company’s Executive Chairman. These amounts are included in the related party transactions above as consulting costs. Christina Cepeliauskas, the Chief Financial Officer and Valerie Barlow, the corporate secretary are employees of Seabord Services, a management services company that is a related party referenced above, and received no management compensation from Eurasian. For the year ended March, 2011 the Company’s three (2010 – four) non-executive directors were each paid $24,000 (2010 - $15,000).

NEW ACCOUNTING POLICIES

Business Combinations and Related Sections

CICA Handbook Section 1582, “Business Combinations”, Section 1601 “Consolidations” and Section 1602, “Non-Controlling Interests”, replace Sections 1581, “Business Combinations” and 1600, “Consolidated Financial Statements” respectively and establish a new section for accounting for a non-controlling interest in a subsidiary. The new standards revise guidance on the determination of the carrying amount of assets acquired and liabilities assumed, goodwill and accounting for non-controlling interests at the time of a business combination. These standards are effective January 1, 2011 prospectively, with early adoption permitted. Earlier adoption of these sections is permitted as of the beginning of a fiscal year. All three sections must be adopted concurrently. These new sections effectively bring Canadian GAAP in line with IFRS. The Company does not expect to adopt these new CICA Handbook sections prior to April 1, 2011. At that point, the Company will begin reporting its financial results under IFRS and therefore does not expect that these new Handbook sections will have a significant impact on the Company’s financial statements in the interim period.

Convergence with International Financial Reporting Standards (“IFRS”)

The Company has completed the following steps which are subject to review by the Company’s auditors and possible amendment thereafter:

  Determined its IFRS accounting policies

  Chosen which of the optional exemptions that it will take on the initial transition to IFRS

  Determined that only minor changes to internal controls and disclosure controls will be required in order implement IFRS.

  Determined that the only significant adjustment to the transition balance sheet will be the reduction of future income tax liabilities in the amount of $3,439,980 which pertained to exploration properties acquired in the acquisition of Bronco Creek Exploration and the purchase of a Swedish subsidiary, Phelps Dodge Exploration Sweden AB. The offsetting adjustment will be to reduce the carrying value of mineral properties.

Below are some specific comments on the more significant IFRS standards which impact the Company:

a)	Business Combinations

The Company has accounted for its more recent business combinations as asset acquisitions under GAAP and under IFRS 3, the treatment is the same. However, the Company did not do a detailed review of all historical business combinations and has decided to take the IFRS 1 election regarding business combinations, and not restate any combinations prior to the transition date.

b)	Exploration for and Evaluation of Mineral Resources

EMX has decided to maintain its policy of expensing its exploration and evaluation costs under IFRS. This is the same treatment as the Company had under GAAP and as a result there is no transition date adjustment. Under IFRS impairment testing of these assets is more rigorous than under GAAP. However, there is less likelihood that impairment will occur because EMX only capitalizes its mineral property acquisition costs.

c)	The Effects of Changes in Foreign Exchange Rates

The Company has not finalized its determination of the functional currency of its subsidiary companies. This is a key determination and if the functional currency of the foreign subsidiaries is determined to be their local currency instead of the Canadian dollar, then the translation gains or losses would be reported as part of other comprehensive income. Under GAAP, translation gains and losses for all the Company’s foreign subsidiaries are reported in the income statement.

d)	Property, Plant and Equipment

For IFRS the Company will carry its equipment at cost, less accumulated depreciation and accumulated impairment losses. This is the same treatment as it is currently using under GAAP. The Company will have to break out its equipment into more detailed categories as prescribed under IFRS. However, EMX’s equipment assets consist mainly of vehicles, office items and computers and none of these assets requires componentization and accordingly this reduces the amount of work involved on the transition to IFRS.

e)	Financial Instruments

Aside from cash, receivables and accounts payable, EMX has investments in common shares and warrants of Canadian listed companies. The standard under GAAP was substantially converged with the IFRS standard and these investments have been recorded at fair value under GAAP and accordingly there is no transition date adjustment required for IFRS.

f)	Future Income Taxes

Under GAAP EMX recognized a future income tax liability on the acquisition of Bronco Creek Exploration and the purchase of a Swedish subsidiary where the fair value of some of the mineral properties acquired exceeded their tax values in a transaction which was not a business combination and affected neither accounting profit or loss nor taxable profit or loss. IFRS does not permit the recognition of deferred taxes on such transactions. As a result on EMX’s transition balance sheet there will be an adjustment which reduces future income tax liabilities by $3,439,980 with an offsetting reduction in mineral properties.

g)	Share-Based Payments

The Company uses the Black-Scholes option pricing model to value its stock option grants and this procedure complies with the IFRS standard as well. There are differences between GAAP and IFRS in how awards are valued for both employees and non-employees, however there is a transitional provision under IFRS 2 – Share-base Payment that restricts the application of this IFRS standard on the transition date to options that have not yet vested. In EMX’s case all outstanding options had vested at the transition date and therefore there is no IFRS adjustment is required for share-based payments.

Internal Controls Over Financial Reporting and Disclosure Controls
After selecting its accounting policies under IFRS, EMX has determined that the differences from GAAP are not significant enough to require major changes to internal controls over financial reporting and disclosure controls. The change in standards will mainly impact the collection and reporting of information at the head office level. The Company expects that it will have to add some additional general ledger accounts to capture some information at a more detailed level and also to amend worksheet calculations to comply with the new IFRS standards, mainly in terms of providing more detail for the notes to the financial statements. The Company will also have to amend its quarterly checklists for financial statement preparation and disclosure to ensure that all of the differences under IFRS are monitored and completed correctly. These changes are important and are being addressed but do not require a significant effort.

Financial Reporting Expertise
The Company has been training staff in IFRS through courses, work with consultants and through working directly on the conversion project. Training is on-going but the Company expects that the staff directly involved in the preparation of IFRS financial statements has sufficient expertise and will have adequate supervision in order to comply with these new financial reporting standards for the first quarter of 2011.

Information Technology (“IT”) Systems
EMX has determined that some changes to its head office general ledger system will be required in order to capture sufficient information to report under IFRS. In addition some spreadsheet working papers which support general ledger journal entries or which support financial note disclosures will have to be modified to ensure compliance with IFRS. However, these changes are not complex and EMX does not expect that any outside resource will be required to complete them and that these changes can be accommodated in the normal quarterly workflow.

The Company expects to meet its IFRS reporting requirements for its first quarterly report in 2011.

RISKS AND UNCERTAINTIES

No Assurance of Titles or Borders

The acquisition of the right to exploit mineral properties is a very detailed and time consuming process. There can be no guarantee that the Company has acquired title to any such surface or mineral rights or that such rights will be obtained in the future. To the extent they are obtained, titles to the Company’s surface or mineral properties may be challenged or impugned and title insurance is generally not available. The Company’s surface or mineral properties may be subject to prior unregistered agreements, transfers or claims and title may be affected by, among other things, undetected defects. Such third party claims could have a material adverse impact on the Company’s operations.

Mineral Property Exploration and Mining Risks

The business of mineral deposit exploration and extraction involves a high degree of risk. Few properties that are explored ultimately become producing mines. At present, none of the Company’s properties has a known commercial ore deposit. The main operating risks include: ensuring ownership of and access to mineral properties by confirmation that option agreements, claims and leases are in good standing and obtaining permits for drilling and other exploration activities.

Eurasian is currently earning an interest in certain of its properties through option agreements and acquisition of title to the properties is only completed when the option conditions have been met. These conditions generally include making property payments, incurring exploration expenditures on the properties and can include the satisfactory completion of pre-feasibility studies. If the Company does not satisfactorily complete these option conditions in the time frame laid out in the option agreements, the Company’s title to the related property will not vest and the Company will have to write-off the previously capitalized costs related to that property.

The market prices for silver, gold and other metals can be volatile and there is no assurance that a profitable market will exist for a production decision to be made or for the ultimate sale of the metals even if commercial quantities of precious and other metals are discovered.

Financing and Share Price Fluctuation Risks

Eurasian has limited financial resources, has no source of operating cash flow and has no assurance that additional funding will be available to it for further exploration and development of its projects. Further exploration and development of one or more of the Company’s projects may be dependent upon the Company’s ability to obtain financing through equity or debt financing or other means. Failure to obtain this financing could result in delay or indefinite postponement of further exploration and development of its projects which could result in the loss of one or more of its properties.

The securities markets can experience a high degree of price and volume volatility, and the market price of securities of many companies, particularly those considered to be development stage companies such as Eurasian, may experience wide fluctuations in share prices which will not necessarily be related to their operating performance, underlying asset values or prospects. There can be no assurance that these kinds of share price fluctuations will not occur in the future, and if they do occur, how severe the impact may be on Eurasian’s ability to raise additional funds through equity issues.

Foreign Country and Political Risk

The Company is operating in countries that currently have varied political and economic environments. As such, the Company is subject to certain risks, including currency fluctuations and possible political or economic instability which may result in the impairment or loss of mineral concessions or other mineral rights, opposition from environmental or other non-governmental organizations, and mineral exploration and mining activities may be affected in varying degrees by political stability and government regulations relating to the mining industry. Any changes in regulations or shifts in political attitudes are beyond the control of the Company and may adversely affect its business. Exploration and development may be affected in varying degrees by government regulations with respect to restrictions on future exploitation and production, price controls, export controls, foreign exchange controls, income taxes, expropriation of property, environmental legislation and mine and/or site safety.

Notwithstanding any progress in restructuring political institutions or economic conditions, the present administration, or successor governments may not be able to sustain any progress. If any negative changes occur in the political or economic environment of these countries, it may have an adverse effect on the Company’s operations in those countries. The Company does not carry political risk insurance.

Currency Risks

The Company’s equity financings are sourced in Canadian dollars but for the most part it incurs its expenditures in local currencies or in US dollars. At this time there are no currency hedges in place. Therefore a weakening of the Canadian dollar against the US dollar could have an adverse impact on the amount of exploration conducted.

Joint Venture Funding Risk

Eurasian’s strategy is to seek partners through joint ventures to fund exploration and project development. The main risk of this strategy is that funding partners may not be able to raise sufficient capital in order to satisfy exploration and other expenditure terms in a particular joint venture agreement. As a result, exploration and development of one or more of the Company’s property interests may be delayed depending on whether Eurasian can find another partner or has enough capital resources to fund the exploration and development on its own.

Insured and Uninsured Risks

In the course of exploration, development and production of mineral properties, the Company is subject to a number of risks and hazards in general, including adverse environmental conditions, operational accidents, labor disputes, unusual or unexpected geological conditions, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods, and earthquakes. Such occurrences could result in the damage to the Company’s property or facilities and equipment, personal injury or death, environmental damage to properties of the Company or others, delays, monetary losses and possible legal liability.

Although the Company may maintain insurance to protect against certain risks in such amounts as it considers reasonable, its insurance may not cover all the potential risks associated with its operations. The Company may also be unable to maintain insurance to cover these risks at economically feasible premiums or for other reasons. Should such liabilities arise, they could reduce or eliminate future profitability and result in increased costs, have a material adverse effect on the Company’s results and a decline in the value of the securities of the Company.

Some work is carried out through independent consultants and the Company requires that all consultants carry their own insurance to cover any potential liabilities as a result of their work on a project.

Environmental Risks and Hazards

The activities of the Company are subject to environmental regulations issued and enforced by government agencies. Environmental legislation is evolving in a manner that will require stricter standards and enforcement and involve increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for companies and their officers, directors and employees. There can be no assurance that future changes in environmental regulation, if any, will not adversely affect Eurasian’s operations. Environmental hazards may exist on properties in which the Company holds interests which are unknown to the Company at present.

Fluctuating Metal Prices

Factors beyond the control of the Company have a direct effect on global metal prices, which have fluctuated widely, particularly in recent years. Consequently, the economic viability of any of the

Company’s exploration projects and its ability to finance the development of its projects cannot be accurately predicted and may be adversely affected by fluctuations in metal prices.

Competition

The Company will compete with many companies and individuals that have substantially greater financial and technical resources than the Company for the acquisition and development of its projects as well as for the recruitment and retention of qualified employees.

Conflicts of Interest

The Company’s directors and officers may serve as directors or officers of other companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the Company’s directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In accordance with the laws of British Columbia, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company. In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

SUBSEQUENT EVENTS

  The Company issued an aggregate of 52,639 common shares pursuant to three property acquisition agreements.

  The Company issued 409,300 common shares on exercise of stock options.

  The Company issued 85,000 common shares to two consultants of the Company pursuant to a bonus share grants to be or previous announced and approved.

OUTSTANDING SHARE DATA

At July 19, 2011 the Company had 51,520,568 common shares issued and outstanding. There were also 2,716,867 stock options outstanding with expiry dates ranging from October 1, 2011 to March 25, 2016, 2016 and 13,457,629 warrants outstanding with expiry dates ranging from January 29, 2012 to November 8, 2015.